High Times Announces Intent to Open Flagship Retail Stores; Hires New President

The brand announces its plans to open Hightimes branded Flagship stores in Los Angeles and Las Vegas

Los Angeles - Jan. 16, 2020 - High Times, the leading global cannabis brand, has today solidified its move into commerce with the announcement of its intention to launch flagship branded retail stores in two of the largest cannabis markets in the United States: Las Vegas, Nevada and Los Angeles, California.

Hightimes has entered into binding letters of intent with holders of dispensary licenses in Las Vegas and Los Angeles. Subject to final agreements and obtaining regulatory approval, these transactions will provide the Company with its first two retail locations.

Once acquired and opened, the flagship stores, which are each located in high-traffic areas in two of the nation’s leading cannabis markets, will be branded with the High Times® name and logo, serving as the brand’s flagship stores. The stores will carry High Times® logo memorabilia, and other licensed products of the Company, as well as an array of cannabis products from some of the top cannabis brands in the respective states and will include an area dedicated to Cannabis Cup award-winning brands. Hightimes hopes to announce further locations to add to its contemplated retail business expansion in the coming weeks.

This announcement comes in conjunction with another addition to the Hightimes leadership team - the hiring of Paul Henderson, former CEO of Grupo Flor, as the organization’s President.

Mr. Henderson, who has an extensive history in management and asset development, brings a wealth of cannabis retail knowledge to the brand. Having successfully built one of the top selling stores in Salinas, California, Paul is no stranger to doing the hard work - and seeing the fruits of his labor. The Grupo Flor store, East of Eden, is one of the top selling retail stores in the country. Prior to entering the cannabis industry, Paul had an extensive career running business units at Goldman Sachs, GE Capital and Apple.

Mr. Henderson stated, “There is no brand in Cannabis that compares to Hightimes. Hightimes has ten times the number of social followers of any other cannabis retail brand, not including the millions of cannabis enthusiasts who visit the company’s media properties on a monthly basis.” Paul continued, “The cannabis movement has grown in no small part due to the High Times brand, and we will continue to be the source for the highest quality product in this industry - just on a much more personal and direct level.”

“We are so fortunate to be able to hire Paul as our new President. He is a cannabis rockstar and is the perfect complement to Stormy. Paul will oversee the cannabis operations side of the Hightimes business while Stormy oversees the company’s digital operation,” Adam Levin, the Company’s Executive Chairman stated. “Having the second mover advantage in this industry, combined with the present downturn in the cannabis capital markets, provides unique timing for Hightimes to help non-branded stores differentiate themselves from the industry’s larger multi-state operators. I know I speak for the whole team when I say we’re extremely excited to add Paul to the Hightimes family.”

The move comes shortly after the company named Stormy Simon, the former President of Overstock, as its Chief Executive Officer.

Mr. Henderson will also serve as interim Chief Financial Officer stepping in for David Newberg who resigned effective January 7, 2020 but will remain as a consultant for a transition period.

About High Times

For more than 45 years, High Times has been the world’s most well-known cannabis brand -

championing the lifestyle and educating the masses on the benefits of this natural flower. From humble beginnings as a counterculture lifestyle publication, High Times has evolved into hosting industry-leading events like the Cannabis Cup and the High Times Business Summit, while providing digital TV and social networks, globally distributed merchandise, international licensing deals, and millions of fans and supporters across the globe. In the world of Cannabis, High Times is the arbiter of quality. For more information on High Times visit http://www.hightimes.com.

Forward Looking Statements

This press release may contain information about Hightimes Holding Corp.’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to maintain and grow its business, variability of operating results, its development and introduction of new products and services, marketing and other business development initiatives, among other things. For further information about Hightimes, Hightimes encourages you to review its filings with the Securities and Exchange Commission, including its Form 1-A Offering Circular dated July 27, 2018, its Offering Circular supplement dated May 31, 2019, and all subsequent filings, including its Current Reports on Form 1-U, dated January 16, 2020.

For more information, or to consume some of our content, visit us at HighTimes.com, @HIGH_TIMES_Mag on Twitter, @hightimesmagazine on Instagram, or on Facebook at: https://www.facebook.com/HIGHTIMESMag/